SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

April 7th, 2005

The New York Stock Exchange
At. Cecília S. Cheung, Securities Operations Department
20 Broad Street - 17th Floor - New York, NY - 10005
Fax number: (212 – 656-5893)

Re:

Notification of Record and Stockholders’ Meeting Dates
Companhia Paranaense de Energia – COPEL
NYSE Symbol: ELP - CUSIP No.: 20441B407 - Preferred Class “B” Shares
OTC: CUSIP No. 20441B308 – Common Shares

Dear Sir or Madam:

Please be advised that at the Ordinary Board of Directors Meeting held on March 22th, 2005, Companhia Paranaense de Energia – COPEL’s Board of Directors approved a distribution of the Company’s 2004 interest on its own capital distribution, in lieu of a dividend distribution, that will be presented and voted on at the Company’s General Shareholders Meeting, scheduled for April 25th, 2005. Following are the details:

Brazilian Record Date: April 25th, 2005
Brazilian Ex-Date: April 26th, 2005
R$ 0.33396 gross per one thousand common shares
R$ 1.27167 per one thousand preferred class “A” and
R$ 0.36743 gross per one thousand preferred class “B” (underlying share for NYSE-listed ADRs)
Income Tax Withholding Rate: 15%
Payment day: up to 60 days after the GSM

Furthermore, the above is subject to shareholder approval.

Should you have any questions or require additional information, please do not hesitate to contact the undersigned.

Sincerely,

Ricardo Portugal Alves
Head of Market Relations
cc: Edgar Piedra (Fax: 212-571-3050) - THE BANK OF NEW YORK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.